UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number 0-2648

HNI Corporation Profit-Sharing Retirement Plan

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. Financial Statements and Schedules of the HNI Corporation Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Auditors

HNI Corporation
Profit Sharing Retirement Plan

Financial Statements as of
December 31, 2005 and 2004 and for the
Year Ended December 31, 2005 and
Supplemental Schedule as of
December 31, 2005 and Report of Independent
Registered Pubic Accounting Firm

HNI CORPORATION
PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
101 West Second Street
Davenport, IA 52801
USA

Tel: +1 563 322 4415
Fax: +1 563 445 9600
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Retirement Fund
Committee and Participants of
HNI Corporation Profit Sharing Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 22, 2006

HNI CORPORATION
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
NONINTEREST BEARING CASH	$ 59,720	$ 319,708
INVESTMENTS:		
Investments, participant-directed (Note 3)	562,412,585	447,191,060
HNI Corporation common stock (Notes 3 and 4)	165,785,548	117,401,682
Total investments	728,198,133	564,592,742
RECEIVABLES:		
Employer contributions (Note 4)	28,534,960	20,979,827
Employee contributions (Note 4)	34,363	
Other	9	46
Total receivables	28,569,332	20,979,873
TOTAL ASSETS	756,827,185	585,892,323
LIABILITIES:		
Excess contributions refundable	28,544	184
Accrued fees	6,796	26,829
Total liabilities	35,340	27,013
NET ASSETS AVAILABLE FOR BENEFITS	$756,791,845	$585,865,310

See notes to financial statements.

HNI CORPORATION
PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2005

Contributions:	
Employee	$ 16,504,065
Employer	28,979,834
Rollovers	1,478,975
Total contributions	46,962,874
Investment income:	
Net appreciation in fair value of investments (Note 3)	45,301,736
Interest and dividends	18,997,539
Net investment income	64,299,275
Transfer from affiliate plan (Note 1)	103,246,364
Deductions:	
Benefits paid to participants	43,519,077
Administrative expenses	62,901
Total deductions	43,581,978
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	170,926,535
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	585,865,310
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$756,791,845

See notes to financial statements.

1. PLAN DESCRIPTION

The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan covering substantially all regular, nonbargaining employees who are 18 or older of HNI Corporation and its wholly owned subsidiaries/divisions: Maxon Furniture, Inc., The Gunlocke Company LLC, Allsteel Inc., The HON Company, HNI International Inc., HNI Services LLC, Holga Inc., HNI Technologies Inc., River Bend Capital Corporation, Paoli, Inc., Omni Workspace Company, Hearth and Home Technologies Inc. (beginning December 1, 2005) A&M Business Interior Services LLC, Business Environments LLC, HNI Asia LLC, and IntraSpec Solutions LLC, (collectively the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Effective December 1, 2005, the Plan was amended to add Hearth & Home Technologies Inc. as a participating employer and to allow the transfer of account balances from the HNI Corporation Retirement Plan (formerly known as the Hearth and Home Technologies Inc. Retirement Plan) to the Plan. Participant balances of $103,246,364 were transferred to the Plan on December 1, 2005.

Contributions – The Plan generally provides for each employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the Plan year and the last quarter of the prior Plan year ("retirement contribution"). Employers may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $10,371,857 during 2005. In addition, employers may contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned, as described above. Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Certain subsidiaries/divisions provide employer matching contributions.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and allocations of Company profit sharing contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify the portion of their account balance attributable to Company ownership contributions of Company common stock. The Plan has no restrictions on the sale of company stock held in the Plan. In addition, a participant's investment in Company stock is limited to a maximum of 25% of all participant and employer contributions.

Vesting – All participants credited with an hour of service on or after January 1, 2001, are immediately vested in their entire account. Participants who were not credited with an hour of service on or after January 1, 2001 are subject to different vesting service requirements.

Investment Options – From January 1, 2004 through November 30, 2005, participants could direct the investment of their account balance in any or all of eighteen investment options, which included HNI Corporation common stock, the Fidelity Interest Income Fund, and sixteen mutual funds. The Fidelity Interest Income Fund is a stable value fund which invests in investment contracts offered by major insurance companies and other approved financial institutions and certain types of fixed income securities.

Effective December 1, 2005, participants may direct the investment of their account balances in any or all of fourteen investment options, which includes HNI Corporation common stock, the Fidelity Interest Income Fund, the Fidelity BrokerageLink account and eleven mutual funds. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution plan participants to invest and trade their retirement savings in many mutual funds or other types of investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network.

Loans to Participants – A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). Through July 2005 the fixed interest rate for new loans was set at 8.5%. Effective July 2005, the fixed interest rate is set at 1% above the prime rate published in the Wall Street Journal as of the first of the month in which a loan is processed. The loans are secured by the balance in the participant's account. Participants cannot borrow from their Company contribution account balance. Loans to participants are included in investments in the statements of net assets available for benefits.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in installment payments over a period of not less than fifteen years. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation – The Plan's investments are carried at fair value, except for the investment contract (see Note 5) and the Fidelity Interest Income Fund, which are carried at contract value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net asset value of those shares as computed by the respective funds.

The Fidelity Interest Income Fund is a stable value fund. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate was 4.40% and 4.73% at December 31, 2005 and 2004, respectively. The average yield for the contract for the year ended December 31, 2005 was 4.41%. The fair value of the fund as determined by Fidelity Management Trust Company ("Fidelity") was $168,952,290 and $161,867,653 at December 31, 2005 and 2004, respectively.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are borne by the Company.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts allocated to persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2005 and 2004.

3. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	2005	2004
Fidelity Interest Income Fund*:		
CDC Financial Products Actively Managed Account (ACT), 4.40% and 4.73%, 42,569,147 and 39,705,664 shares, respectively	$ 42,569,147	$39,705,664
Monumental Life Insurance ACT, 4.40% and 4.73%, 42,570,023 and 39,706,760 shares, respectively	42,570,023	39,706,760
Rabobank Nederland ACT, 4.40% and 4.73%, 42,570,248 and 39,707,166 shares, respectively	42,570,248	39,707,166
UBS Ag ACT, 4.40% and 4.73%, 42,570,142 and 39,706,875 shares, respectively	42,570,142	39,706,875
HNI Corporation common stock**, 3,018,124 and 2,727,101 shares, respectively	165,785,548	117,401,682
Fidelity Puritan Fund*, 3,839,375 shares		72,756,147
Fidelity Investment Grade Bond Fund*, 3,330,535 shares		69,962,914
Fidelity Independence Fund*, 4,134,909 shares	81,250,956	
Dow Jones Target 2025, 8,526,952 shares	87,060,178	
Fidelity Diversified International Fund*	37,456,674	

During the year ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

HNI Corporation common stock**	$ 34,269,620
Fidelity Puritan Fund*	215,626
Fidelity Investment Grade Bond Fund*	(645,814)
Fidelity Independence Fund*	(619,777)
Fidelity Blue Chip Growth Fund*	3,159,164
Fidelity Low Priced Stock Fund*	136,501
Fidelity Diversified International Fund*	3,179,523
Fidelity Freedom Income Fund*	3,864
Fidelity Freedom 2000 Fund*	28,719
Fidelity Freedom 2010 Fund*	788,488
Fidelity Freedom 2020 Fund*	1,052,211
Fidelity Freedom 2030 Fund*	558,468
Spartan U.S. Equity Index Fund*	438,447
Fidelity Freedom 2040 Fund*	294,700
PIMCO Total Return Fund - Institutional Class	32,702
Baron Asset Fund	1,527,078
Davis New York Venture Fund	609,797
Managers Fremont Institutional Microcap	13,882
ABF Small Cap Value PA	(1,450,044)
American Beacon Small Cap Value Institutional Fund	858,696
Dow Jones Target Today	5,540
Dow Jones Target 2015	251,903
Dow Jones Target 2025	513,690
Dow Jones Target 2035	78,967
Dow Jones Target 2045	(215)
	$ 45,301,736

* Represents a party-in-interest to the Plan.

** Represents a party-in-interest to the Plan and includes nonparticipant-directed investments.

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2005	2004
HNI Corporation common stock*	$ 165,785,548	$ 117,401,682
Contributions receivable - Employer:		
Participant-directed	1,333,025	1,049,896
Nonparticipant-directed	6,447,019	4,756,231
Contributions receivable - Employee:		
Participant-directed	638	
Net assets - Company Stock Fund	$ 173,566,230	$ 123,207,809
Changes in net assets of Company Stock Fund:		
Employer contributions:		
Participant-directed	$ 1,345,845	
Nonparticipant-directed	6,447,019	
Participant contributions	1,120,263	
Net appreciation in fair value	34,269,620	
Interest	52,042	
Dividends	1,705,759	
Benefits paid to participants	(7,684,384)	
Expenses	(26,372)	
Transfers to participant-directed investments	(9,020,746)	
Transfers from participant-directed investments	2,317,927	
Transfer from affiliate plan	19,831,448	
	$ 50,358,421	

* Represents a party-in-interest to the Plan.

5. GROUP ANNUITY CONTRACT FOR TERMINATED PARTICIPANTS

A group annuity contract has been purchased to fund deferred retirement benefits of certain terminated employees. The contract, No. 53440, is held by Principal Financial Group ("Principal") and offers investments in a guaranteed fixed fund which guarantees all deposits against loss and guarantees an annual interest rate. The contract is valued at contract value because the contract is fully benefit responsive. Contract value represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less payments received and contract charges by Principal. The contract value of $6,353,343 and $6,173,104 at December 31, 2005 and 2004, respectively, is included in investments in the statements of net assets available for benefits. The average yield and crediting interest rate was approximately 11.10% and 10.56% for 2005 and 2004, respectively.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated July 15, 2002, that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements. Subsequently, the Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RELATED PARTY TRANSACTIONS

At December 31, 2005 and 2004, the Plan held 3,018,124 shares and 2,727,101 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $60,515,791 and $47,204,529 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of $1,705,759 from the Company common stock.

Certain Plan investments are shares of mutual funds and money market accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

* * * * *

HNI CORPORATION
PROFIT SHARING RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Identity of Issuer/ Description of Investment	Cost**	Current or Contract Value
FIDELITY INTEREST INCOME FUND* - Fixed rate bank and investment contracts with:		
CDC Financial Products ACT at 4.40%		$ 42,232,651
CC Financial Products Wrapper		336,496
		42,569,147
Monumental Life Insurance ACT at 4.40%		42,232,652
Monumental Life Insurance Wrapper		337,371
		42,570,023
Rabobank Nederland ACT at 4.40%		42,232,652
Rabobank Nederland Wrapper		337,596
		42,570,248
UBS Ag ACT at 4.40%		42,232,651
UBS Ag Wrapper		337,491
		42,570,142
Total Fidelity Interest Income Fund		170,279,560
HNI Corporation common stock, 3,018,124 shares*	$ 60,515,971	165,785,548
MUTUAL FUNDS:		
Fidelity Independence Fund*		81,250,956
Fidelity Diversified International Fund*		37,456,674
Spartan U.S. Equity Index Fund*		22,633,577
Fidelity BrokerageLink*		353,765
PIMCO Total Return Fund - Institutional Class		34,041,982
Davis New York Venture Fund		33,012,248
ABF Small Cap Val PA		25,208,091
Dow Jones Target Today		1,086,128
Dow Jones Target 2015		35,652,733
Dow Jones Target 2025		87,060,178
Dow Jones Target 2035		12,053,774
Dow Jones Target 2045		107,741
Fidelity Money Market Fund*		3,992,803
GROUP ANNUITY CONTRACT:		
Principal Financial Group - Contract No. GA 53440		6,353,343
LOANS TO PARTICIPANTS (maturing from 2006 - 2020, with interest rates from 5% to 12.8%)*		11,869,032
Total assets held for investment purposes		$ 728,198,133

* Represents a party-in-interest to the Plan.

** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HNI Corporation Profit-Sharing Retirement Plan

Date: June 26, 2006

By: ______________________________

Jerald K. Dittmer
Administrative Committee Member and
Vice President and Chief Financial Officer of
HNI Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HNI Corporation on Form S-8 of our report dated June 22, 2006, appearing in this Annual Report on Form 11-K of HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2005.

Deloitte + Touche LLP

Davenport, Iowa
June 22, 2006